Exhibit 99.1

FEMSA announces the pricing of the offering of shares of Heineken N.V. and Heineken Holding N.V.

Monterrey, Mexico, May 31, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces today the pricing of the sale by the Company and its wholly-owned subsidiaries Compañía Internacional de Bebidas, S.A. de C.V. and Grupo Industrial Emprex, S. de R.L. de C.V. of its entire holding of existing issued ordinary shares of both Heineken N.V. and Heineken Holding N.V. (together, the “Heineken Group”) by way of an accelerated book build of shares in the total amount of EUR 3.3 billion (approximately 6.0% of the combined interest in the Heineken Group) (the “Equity Offering”) as well as a bilateral sale of additional shares to Heineken N.V., except for any shares retained underlying FEMSA’s outstanding EUR 500 million 2.625% senior unsecured Exchangeable Bonds due 2026 (the “Bonds”), exchangeable into ordinary shares of Heineken Holding N.V. Given the strength of demand seen for the Equity Offering, the Company has decided not to proceed with the concurrent tap issuance of its outstanding Bonds announced on May 30, 2023.

The Equity Offering was executed via an accelerated bookbuild to qualified investors.

The Equity Offering consisted of:

•	26.3 million shares in Heineken N.V. representing 4.6% of the issued share capital at a price of EUR92.75 per share, raising gross proceeds of approximately 2.4 billion Euros; and
•	11.5 million shares in Heineken Holding N.V. representing 4.0% of the issued share capital at a price of EUR 77.25 per share, raising gross proceeds of approximately 0.9 billion Euros.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	31 May, 2023	Page 1

Any offer or sale of existing shares in the Heineken Group in the Equity Offering was made (A) (i) outside the United States in offshore transactions in reliance on Rule 903 of Regulation S under the U.S. Securities Act or (ii) within the United States to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act, and (B) with respect to sales in the EEA or the UK, to qualified investors as defined in the Prospectus Regulation (as defined below).

The Company and its two subsidiaries are subject to lock-up undertakings ending 60 days after the settlement of the Equity Offering, subject to customary exceptions, as well as waiver by certain of the joint bookrunners of the offering (the “Joint Bookrunners”).

Use of Proceeds

The Company will use the proceeds of the transaction for general corporate purposes.

Bookbuilding Process

Settlement of the Equity Offering is expected to take place on June 2, 2023.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	31 May, 2023	Page 2

Disclaimer

The Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to U.S. persons, absent registration under the U.S. Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

Because the Equity Offering, when combined with sales of Heineken shares as announced by the Company on February 17, 2023, represents more than 10% of the Company’s total consolidated assets as of December 31, 2022 and 10% of the total consolidated sales for the fiscal year ended 2022, Mexican law requires FEMSA to prepare and distribute an information memorandum, which it will distribute as soon as practicable once the required financial information becomes available.

No action has been taken by the Company, the Joint Bookrunners or any of their respective affiliates that would permit an offering of the shares in the Equity Offering in Heineken N.V. and Heineken Holding N.V. (together, the “Securities”) or possession or distribution of this announcement or any offering or publicity material relating to the Securities in any jurisdiction where action for that purpose is required. The distribution of this announcement and the offer and sale of the Securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or other information referred to herein comes are required by the Company and the Joint Bookrunners to inform themselves about, and to observe, any such restrictions.

The Securities are not being offered to the public in any jurisdiction and may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Securities in such jurisdiction. This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. This announcement does not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan, Mexico or South Africa or in any jurisdiction in which such offer or solicitation is unlawful. There will be no public offer of the Securities in the United States, Australia, Canada, Japan, Mexico or South Africa. No action has been taken by FEMSA, the Joint Bookrunners or any of their respective affiliates to permit a public offering of the Securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction.

This announcement does not comprise a prospectus for the purposes of the Prospectus Regulation (as defined below) and/or Part VI of the Financial Services and Markets Act 2000 of the United Kingdom or otherwise and has not been approved by the Dutch Authority for the Financial Markets (Stichting Autorireit Financiële Markten) or any other European securities supervisory authority. It is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgement. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell to, or a solicitation of an offer to buy any security nor is it a recommendation to buy or sell any security.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	31 May, 2023	Page 3

This announcement and the offering when made are only addressed to, and directed in, member states of the European Economic Area (the “EEA”) (each, a “Member State”) and the United Kingdom, at persons who are “qualified investors” within the meaning of the Prospectus Regulation (“Qualified Investors”) or to and at other persons to whom the offering can otherwise be made pursuant to available exemptions under the Prospectus Regulation. For these purposes, the expression "Prospectus Regulation" means Regulation (EU) 2017/1129, as amended and Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”).

In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or who are high-net-worth entities and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). This announcement is directed only at Relevant Persons and must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in a Member State of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (a) Relevant Persons in the United Kingdom and will be engaged in only with Relevant Persons in the United Kingdom and (b) Qualified Investors in Member States of the EEA. Any person in the United Kingdom who is not a Relevant Person should not act or rely on this announcement or any of its contents.

Any decision to purchase any of the Securities should only be made on the basis of an independent review by a prospective investor of the Company’s and the Heineken Group’s publicly available information. None of the Joint Bookrunners, their respective affiliates or any of their or their respective affiliates’ directors, officers, employees, advisers or agents accept any liability arising from the use of, or make any representation or warranty, express or implied, as to the accuracy or completeness of, this announcement the Company’s publicly available information, or any other information relating to FEMSA, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith. The information contained in this announcement is subject to change in its entirety without notice up to the final settlement date.

No assurance can be given that the Equity Offering will be consummated or as to the ultimate terms of the Equity Offering. This announcement contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. FEMSA is under no obligation and expressly disclaims any intention or obligation to update revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	31 May, 2023	Page 4